UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 17)*

                              FIFTH DIMENSION INC.
          _____________________________________________________________
                                (Name of Issuer)

                     Common Stock, $.50 Par Value Per Share
          _____________________________________________________________
                         (Title of Class of Securities)

                                   316711-10-0
          _____________________________________________________________
                                 (CUSIP Number)

    Edward M. Gilbert, 330 Garfield Street, #200, Santa Fe, New Mexico 87501
        _________________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications)

                                   May 1, 1996
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP NO. 316711=10=0                                PAGE 2   of 5    PAGES


  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        EDWARD M. GILBERT    ###-##-####

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS *
                  PF, RETIREMENT ACCOUNT

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   USA

  NUMBER OF   7    SOLE VOTING POWER

   SHARES                369,730 SHARES (SEE ITEM 5 ATTACHED HERETO)

BENEFICIALLY  8    SHARED VOTING POWER
                         0 SHARES (SEE ITEM 5 ATTACHED HERETO)

  OWNED BY

    EACH      9    SOLE DISPOSITIVE POWER
                          369,730 SHARES (SEE ITEM 5 ATTACHED HERETO)
  REPORTING

   PERSON     10   SHARED DISPOSITIVE POWER
                          0 SHARES (SEE ITEM 5 ATTACHED HERETO)
    WITH

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             369,730 SHARES (SEE ITEM 5 ATTACHED HERETO)

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              33.8% (SEE ITEM 5 ATTACHED HERETO)

 14  TYPE OF REPORTING PERSON*
               IN

                                                   PAGE 3   of    5 PAGES


ITEM 1.   SECURITY AND ISSUER
- -------   -------------------

     This statement relates to the Common Stock, $.33-1/3 par value of the

Issuer, Fifth Dimension, Inc., a New Jersey Corporation, (the "Common Stock").

The Issuer's principal executive offices are located at: 801 New York Avenue,

Trenton, New Jersey 08638-3982.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- -------   -------------------------------------------------

     The total purchase price of the 369,730 shares of Common Stock reported in this statement was $940,498.14.  The source of these funds was $202,772.20 from

Edward Gilbert's retirement account, $637,725.94 from Mr. Gilbert's personal funds, and $100,000 with the proceeds of a loan from First National Bank of

Santa Fe.  90,000 of the shares of Common Stock owned by Mr. Gilbert are pledged as collateral for the loan from First National Bank of Santa Fe.

     The increased cost of the shares of Common Stock in the amount of $30,374 reflects Mr. Gilbert's purchase of an aggregate of 12,000 shares of the Common

Stock all in market transactions for the price, plus commissions set forth below.  The increased cost was paid by Mr. Gilbert from his personal funds as set forth on the following page.

                                                   PAGE 4   of    5 PAGES

Date        Number         Price        Purchase                   Total
Purchased   of Shares    Per Share        Price     Commissions  Consideration
- ---------   ---------    ---------      ---------   -----------  -------------

4-23-96        1,000       $ 2.75       $2,750.00      $64.00    $ 2,814.00
4-23-96        1,000         2.00       $2,000.00       60.00      2,060.00
5-06-96       10,000         2.55       25,500.00        0.00     25,500.00

              -------------------------------------------------------------
              12,000       $ 2.52      $ 30,250.00     $124.00   $30,374.00
              ======       ======      ===========     =======   ==========

                                                   PAGE 5   of    5 PAGES


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
- -------   ------------------------------------

     (a)  Mr. Gilbert beneficially owns 369,730 shares of Common Stock which constitutes 33.8% of the shares of Common Stock outstanding (exclusive of treasury shares) at May 7, 1996.  Mr. Gilbert has the sole power to vote and the sole power to dispose of all of these shares.

     (b)  The following are the details of the filing of Schedule 13D and amendments thereto by Edward Gilbert with respect to the Common Stock:

Filing                     Date Filed                  Filer
- ------                     ----------                  -----

Schedule 13D               April 18, 1991              Edward and Gail Gilbert
Amendment #1               August 23, 1991             Edward and Gail Gilbert
Amendment #2               September 30, 1991          Edward and Gail Gilbert
Amendment #3               January 16, 1992            Edward Gilbert
Amendment #4               June 30, 1992               Edward Gilbert
Amendment #5               January 11, 1993            Edward Gilbert
Amendment #6               May 21, 1993                Edward Gilbert
Amendment #7               July 14, 1993               Edward Gilbert
Amendment #8               November 2, 1993            Edward Gilbert
Amendment #9               December 2, 1993            Edward Gilbert
Amendment #10              December 18, 1993           Edward Gilbert
Amendment #11              February 16, 1994           Edward Gilbert
Amendment #12              June 24, 1994               Edward Gilbert
Amendment #13              October 25, 1994            Edward Gilbert
Amendment #14              March 31, 1995              Edward Gilbert
Amendment #15              May 19, 1995                Edward Gilbert
Amendment #16              January 17, 1996            Edward Gilbert

          During the past sixty (60) days, no transactions in the Common Stock were effected by Edward Gilbert, except as described in Item 3 above.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

May 9, 1996                         /s/ Edward M. Gilbert
- --------------                     ----------------------
Date                               Edward M. Gilbert